EXHIBIT 17.1

Resignation Letter

I, Jianjun Liu, would like to resign my position of Director at Worldwide Biotech & Pharmaceutical Company (the “Company”) voluntarily. I have no any material disagreements and legal proceedings with the Company. I will not hold any position with the Company after the resignation.

/s/ Jianjun Liu
Jianjun Liu

December 18, 2006